

June 9, 2011

<u>Via U.S. Mail and Facsimile</u>

Mr. Peter J. Frugone
 Chief Executive Officer
ARROW RESOURCES DEVELOPMENT, INC.
Carnegie Hall Tower
152 W. 57th Street
New York, NY 10019

       Re: Arrow Resources Development, Inc.
             Item 4.02 Form 8-K
             Filed May 4, 2011
             File No. 1-09224

Dear Mr. Frugone:

       We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 Beverly A. Singleton
                                 Staff Accountant